

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

March 19, 2018

<u>Via E-Mail</u>
Mr. Daniel W. Cohen
Textainer Group Holdings Limited
c/o Textainer Equipment Management (U.S.) Limited
650 California Street, 16th Floor
San Francisco, CA 94108

> **Re:** **Textainer Group Holdings Limited**
> **Registration Statement on Form F-3**
> **Filed March 14, 2018**
> **File No. 333-223657**

Dear Mr. Cohen:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 with any questions.

Very truly yours,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director
Office of Manufacturing and Construction

Mr. Daniel W. Cohen
Textainer Group Holdings Limited
March 19, 2018
Page 2

cc: <u>Via E-Mail</u>
        Kurt J. Berney, Esq.
        O'Melveny & Myers LLP
        2 Embarcadero Center, 28th Floor
        San Francisco, CA 94111